

VIA U.S. MAIL & FACSIMILE

June 10, 2009

Mr. Charles Whites, Esq.
Assistant General Counsel
New York Life Insurance Company
1 Rockwood Road
Sleepy Hollow, NY 10591

> Re: New York Life and Annuity Corporation ("NYLIAC" or "Depositor") Initial Registration Statement on Form N-4 for New York Complete Access Variable Annuity ("VA" or "Policy"); NYLIAC Variable Annuity Separate Account – III ("Registrant"); File Nos. 811-08904 / 333-158552

Dear Mr. Whites:

The staff has reviewed the registration statement referred to above, which the Commission received on April 13, 2009. We gave the filing a full review and have the following comments. Page numbers correspond to the numbers on courtesy copy of the filing that you provided.

1. General: Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

2. Table of Fees and Expenses (page 6): Please confirm to the Staff that the range of Total Annual Portfolio Company Operating Expenses does not reflect any waiver or reimbursement arrangements. See Form N-4, Item 3, Instruction 18.

3. Riders: Please provide disclosure that benefits under the riders are payable from the Depositor's general account and are subject to the claims paying ability of NYLIAC.

4. Financial Statements and Exhibits: Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

5.   <u>Representation of Company</u>: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrants and their management are in possession of all

facts relating to the Registrants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the Registrants requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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     Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment, please explain your position in the letter.

     Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement.

After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6763; additionally, you may email me at scottpa@sec.gov, or transmit by facsimile to (202) 772-9285. Mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Patrick Scott
Senior Counsel
Office of Insurance Products